DYNAMIC SHARES TRUST

401 W Superior St, Suite 300

Chicago, IL 60654

(678) 834-4218

April 26, 2021

CORRESPONDENCE FILING VIA EDGAR

Mr. Eric Envall

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust
Registration Statement Filed on Form S-1
(File No. 333-238098)

Dear Mr. Envall:

On behalf of Dynamic Shares Trust (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Wednesday, April 28, 2021, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weixuan Zhang
Weixuan Zhang
Chief Executive Officer

cc:	Bilal H. Malik, Esq./Malik Law Group LLC
Craig D. Linder, Esq./Anthony L.G., PLLC